SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 31, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 31, 2011.

PRESS RELEASE	Amsterdam, 31 October 2011

ING Completes Divestment of ING REIM

ING announced today it has completed the sale of ING Real Estate Investment Management (ING REIM) Europe to U.S.-based CBRE Group, Inc., thereby completing the divestment of ING REIM as disclosed on 15 February 2011.

As communicated at that time, ING agreed to sell ING REIM in two separate transactions for a combined price of approximately USD 1.0 billion. As far as the transaction with CBRE is concerned, ING closed the sale of Clarion Real Estate Securities (CRES) in the beginning of the third quarter and the sale of ING REIM’s Asian business earlier this month. With today’s announcement, ING completes the entire transaction with CBRE. The sale of Clarion Partners to Clarion Partners management in partnership with Lightyear Capital LLC was closed in the second quarter.

“The divestment of ING REIM fits our strategic objectives of reducing exposure to real estate, simplifying our company and further strengthening our capital base,” said Jan Hommen, CEO of ING Group.

The divestment of ING REIM has resulted in a capital release of around EUR 520 million and an after-tax gain on disposal of approximately EUR 470 million, excluding certain post-closing events which could provide some potential further upside.

ING Real Estate Finance and ING Real Estate Development are not impacted by the divestment of ING REIM.

Press enquiries	Investor enquiries
Victorina de Boer	Alexander Mollerus
+31 20 541 5469	+31 20 541 6482
Victorina.de.Boer@ing.com	Alexander Mollerus@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 31, 2011